SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 NEW RIVER FUNDS
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         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Radford and the state of Virginia on the day of October, 2003.


                                     Signature: NEW RIVER FUNDS

                                     By:  /S/ DOIT L. KOPPLER II
                                          ----------------------
                                          Doit L. Koppler II, Chairman,
                                          Chief Financial Officer and Treasurer





Attest: /S/ THEODORE FISHER
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        Theodore Fisher, Secretary